Filed Pursuant to Rule 433

Registration No. 333 277873

Anheuser-Busch InBev Worldwide Inc.

Pricing Term Sheet

March 19, 2024

$1,000,000,000 5.000% Notes due 2034

Issuer:	Anheuser-Busch InBev Worldwide Inc.

Guarantors:	Anheuser-Busch Companies, LLC, Anheuser-Busch InBev SA/NV, Anheuser-Busch InBev Finance Inc., Brandbrew SA, Brandbev S.à r.l., Cobrew NV

Issuer Rating*:	A3/A- stable/stable

Legal Format:	SEC-Registered

Ranking:	Senior Unsecured

Trade Date:	March 19, 2024

Settlement Date:	(T+2); March 21, 2024

Joint Bookrunners and Global Coordinators:	BofA Securities, Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and MUFG Securities Americas Inc.

Joint Bookrunner:	TD Securities (USA) LLC

Senior Co-Managers:	BBVA Securities Inc. and Wells Fargo Securities, LLC

Co-Manager:	ANZ Securities, Inc.

Business Days:	New York, London, Brussels

Listing:	NYSE

Principal Amount:	$1,000,000,000

Maturity Date:	June 15, 2034

Optional Redemption:

Prior to March 15, 2034 (three months prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, upon not less than 10 nor more than 60 days’ prior notice, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

● (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and

● 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Optional Tax Redemption:

The Notes may be redeemed at any time, at the Issuer’s or the Parent Guarantor’s option, in whole, but not in part, upon not less than 10 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of the Notes then outstanding plus accrued and unpaid interest on the principal amount being redeemed (and all Additional Amounts (as defined below), if any) to (but excluding) the redemption date, if (i) as a result of any change in, or amendment to, the laws, treaties, regulations or rulings of a jurisdiction in which the Issuer or any Guarantor is incorporated, organized, or otherwise tax resident or any political subdivision or any authority thereof or therein having power to tax, or in the interpretation, application or administration of any such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction) which becomes effective on or after March 19, 2024 (any such change or amendment, a “Change in Tax Law”), the Issuer (or if a payment were then due under a Guarantee, the relevant Guarantor) would be required to pay Additional Amounts and (ii) such obligation cannot be avoided by the Issuer (or the relevant Guarantor) taking reasonable measures available to it, provided, however, that any series of Notes may not be redeemed to the extent such Additional Amounts arise solely as a result of the Issuer assigning its obligations under such Notes to a Substitute Issuer, unless this assignment to a Substitute Issuer is undertaken as part of a plan of merger by the Parent Guarantor.

No notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer or the Guarantor would be obligated to pay the Additional Amounts if a payment in respect of the Notes were then due.

“Additional Amounts” means such additional amounts as shall be necessary in order that the net amounts received by the Holders, after a withholding or deduction, shall equal the respective amounts of principal and interest which would otherwise have been receivable in the absence of such withholding or deduction.

Denominations/Multiples:	$1,000/$1,000

Day Count:	30/360

Interest Payment Dates:	June 15 and December 15

First Payment Date:	June 15, 2024 (short first interest period)

Coupon:	5.000%

Benchmark Treasury:	4.000% due February 15, 2034

Benchmark Treasury Price and Yield:	97-18+; 4.302%

Spread to Benchmark Treasury:	+75 bps

Yield to Maturity:	5.052%

Price to Public:	99.596%

CUSIP:	03523TBY3

ISIN:	US03523TBY38

*The ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s or Standard and Poor’s. Each of the ratings above should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, J.P. Morgan Securities LLC at 1-212-834-4533 or MUFG Securities Americas Inc. at 1-877-649-6848.

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